Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Lifeway Foods, Inc. (“Lifeway,” “we,” “us” or “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, no par value (“Common Stock”), and the rights (each, a “Right” and, collectively, the “Rights”) to purchase from Lifeway one one-thousandth of one share of Series A Junior Participating Preferred Stock, no par value (“Series A Preferred Stock”), on the terms and subject to the conditions set forth in that certain Shareholder Rights Agreement, dated as of November 4, 2024, by and between Lifeway and Computershare Trust Company, N.A., as rights agent (including any successor agent, the “Rights Agent”), as amended by Amendment No. 1 to Shareholder Rights Agreement (the “Shareholder Rights Agreement Amendment”), dated October 29, 2025, by and between Lifeway and the Rights Agent (as amended, the “Shareholder Rights Agreement”). The following summary of the material terms of our capital stock is not meant to be complete and is qualified by reference to Lifeways’ Articles of Incorporation, as amended (our “Articles of Incorporation”), Lifeways’ Second Amended and Restated By-Laws (our “By-Laws”), the Shareholder Rights Agreement, the Stockholders’ Agreement, dated as of October 1, 1999 (as amended, the “Shareholder Agreement”), by and among Danone North America PBC (collectively with Danone Foods, Inc. and any successor or assignee thereof, “Danone”), Lifeway and the stockholder parties thereto (although Lifeway believes that the Shareholder Agreement is invalid), and the Cooperation Agreement, dated September 30, 2025, by and between Lifeway and Danone (the “Cooperation Agreement”), each of which is attached as an exhibit to our Annual Report on Form 10-K, and to all applicable provisions of the Illinois Business Corporation Act, as amended (the “IBCA”).

Authorized Capital Stock

Lifeway’s authorized capital stock consists of 40,000,000 shares of Common Stock and 2,500,000 shares of preferred stock, no par value (“Preferred Stock”). Lifeway’s board of directors (the “Board”) is authorized, without further shareholder approval but subject to any limitations prescribed by law, to establish from time to time one or more series of Preferred Stock covering up to an aggregate of 2,500,000 shares of Preferred Stock, and to issue these shares of Preferred Stock in one or more series. Each series of Lifeway Preferred Stock will cover the number of shares and will have the relative rights and privileges as are determined by the Board, which may include, among others, dividend rights, liquidation preferences, voting powers, conversion rights and redemption rights. The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could dilute the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock could also delay, defer or prevent a change of control of Lifeway or otherwise negatively affect the market price of Common Stock.

Common Stock

Voting and Other Rights. Each outstanding share of Common Stock is entitled to one vote in each matter submitted to a vote of shareholders. Shareholders do not have cumulative voting rights in director elections. Generally, any matter other than the election of directors to be decided by the shareholders will be decided by the affirmative vote of the majority of the shares present in person, by remote communication or represented by proxy and entitled to vote on such matter, except where a different standard is required by the IBCA, our Articles of Incorporation or our By-Laws. Each director is elected by the vote of the majority of the votes cast with respect to that director’s election, provided that in a contested election, directors shall be elected by the vote of a plurality of the votes cast. A nominee in an uncontested election who does not receive a majority vote will not be elected, and an incumbent director not elected because he or she does not receive a majority vote will continue to serve as a holdover director until the earliest of (a) the date on which the Board either (i) appoints an individual to fill the office held by such director, (ii) by resolution, leaves the office vacant or (iii) by resolution, eliminates the directorship by reducing the number of directors; or (b) the date of the incumbent director’s resignation. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that may be designated and issued at any time.

Dividend Rights; Rights upon Liquidation. Holders of Common Stock are entitled to receive dividends ratably, if any, as may be declared by the Board, out of legally available funds. Upon Lifeway’s liquidation, dissolution or winding-up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of Lifeway’s debts and other liabilities, subject to the rights of holders of shares of any series of Preferred Stock that may be designated and issued at any time.

Other Rights. Holders of Common Stock currently have no pre-emptive, subscription or conversion rights. There are no sinking fund provisions or redemption provisions applicable to shares of Common Stock. Shares of Common Stock are not subject to calls or assessments. No personal liability will attach to holders of Common Stock under the laws of the State of Illinois (Lifeway’s state of incorporation and the state in which Lifeway’s principal place of business is located). The Board is not classified.

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Rights to Purchase Preferred Stock

Rights. On November 4, 2024, in connection with the Shareholder Rights Agreement, the Board declared a dividend of one right (each, a “Right”), for each outstanding share of Common Stock, to shareholders of record at the close of business on November 18, 2024 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Shareholder Rights Agreement, to purchase from Lifeway one one-thousandth of a share of Series A Preferred Stock of Lifeway at an exercise price of $130.00 per Right, subject to adjustment.

The Rights attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below) and in certain other circumstances described in the Shareholder Rights Agreement.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which contains a notation incorporating the Shareholder Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a shareholder of Lifeway, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:

•	the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns 20.0% or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); or
•	the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

An Acquiring Person does not include:

•	Lifeway or any subsidiary of Lifeway;
•	any officer, director or employee of Lifeway or any subsidiary of Lifeway in his or her capacity as such;
•	any employee benefit plan of Lifeway or of any subsidiary of Lifeway or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of Lifeway for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of Lifeway or any subsidiary of Lifeway; or
•	any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Shareholder Rights Agreement, beneficially owns 20.0% or more of the outstanding shares of Common Stock, so long as such person or group continues to beneficially own at least 20.0% of the outstanding shares of Common Stock and does not acquire shares of Common Stock to beneficially own an amount equal to or greater than the greater of (a) 20.0% and (b) the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Shareholder Rights Agreement plus one share of Common Stock.

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In addition, the Shareholder Rights Agreement provides that no person or group will become an Acquiring Person as a result of security purchases or issuances directly from Lifeway or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group has already divested or divests as promptly as practicable a sufficient number of shares of Common Stock so that such person or group would no longer be an Acquiring Person.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Exchange Act, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivative contracts.

Expiration Time. The Rights will expire on the earliest to occur of (a) the close of business on October 29, 2026 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by Lifeway (as described below) or (c) the closing of any merger or other acquisition transaction involving Lifeway pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person (the earliest of (a), (b) and (c) being herein referred to as the “Expiration Time”).

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right.

For example, at an exercise price of $130.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $260.00 worth of Common Stock for $130.00. Assuming that Common Stock had a per share value of $32.50 at that time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $130.00.

To the extent that Lifeway cannot issue such shares of Common Stock as described above, each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, cash, a reduction in the exercise price, other equity securities of the Company, debt securities of the Company, other assets or any combination thereof having an aggregate value equivalent to the value of the shares of Common Stock that would have been issuable (as described above) less the exercise price of the Right.

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Flip-over Event. In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

•	Lifeway consolidates with, or merges with and into, any other entity, and Lifeway is not the continuing or surviving entity;
•	any entity engages in a share exchange with or consolidates with, or merges with or into, Lifeway, and Lifeway is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or
•	Lifeway sells or otherwise transfers, in one transaction or a series of related transactions, 50.0% or more of Lifeway’s assets, cash flow or earning power,

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Stock Provisions. Each share of Series A Preferred Stock, if issued:

•	will not be redeemable;
•	will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $1,000 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock;
•	will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation;
•	will have the same voting power as 1,000 shares of Common Stock; and
•	if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;
•	if holders of the Series A Preferred Stock are granted certain rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock; or
•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1.0% of the exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. At any time prior to the earlier of (i) such time as any person or group becomes an Acquiring Person or (ii) the Final Expiration Time, Lifeway may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at a later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

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At any time after any person or group becomes an Acquiring Person but before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of 50.0% or more of the outstanding shares of Common Stock, Lifeway may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of the Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Shareholder Rights Agreement. Lifeway and the Rights Agent may from time to time amend or supplement the Shareholder Rights Agreement without the consent of the holders of the Rights. However, at or after such time as any person or group becomes an Acquiring Person, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of the Acquiring Person or of any such affiliate or associate).

Anti-Takeover Provisions

Some provisions of the IBCA, our Articles of Incorporation, our By-Laws and the Shareholder Rights Agreement could make the following more difficult:

•	acquisition of us by means of a tender offer, open market purchases or otherwise in a transaction not approved by the Board; or
•	removal of our incumbent directors.

These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with the Board. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, our By-Laws, the Shareholder Rights Agreement Plan and the IBCA.

Advance Notice Requirements. Our By-Laws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting (other than a matter brought before a meeting in accordance with Rule 14a-8 under the Exchange Act), a shareholder will have to comply with advance notice requirements and provide Lifeway with certain information.

Illinois Law—Business Combinations with Interested Shareholders. Our Articles of Incorporation do not contain a provision expressly electing not to be governed by Section 11.75 of the IBCA. Section 11.75 of the IBCA generally prohibits certain “business combinations,” including certain mergers, sales and leases of assets and tender or exchange offers, by a corporation or certain subsidiaries with an interested shareholder who beneficially owns 15.0% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested shareholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85.0% of the voting shares of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	at or subsequent to such time as the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares that are not owned by the interested shareholder.

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Illinois Law—Super-Majority Vote to Approve Mergers. Pursuant to Section 11.20, unless a separate class vote is required, a plan of merger, consolidation or share exchange must be approved by the affirmative vote of at least two-thirds of the votes of the shares entitled to vote on the plan. Special Meetings of Shareholders. Our By-Laws provide that special meetings of the shareholders may be called by our President, our Board or the holders of not less than one-fifth of all outstanding shares entitled to vote for the purpose or purposes stated in the call of the meeting.

Undesignated Preferred Stock. The ability of the Board to issue shares of Preferred Stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction favorable to the holders of Common Stock.

Filling of Vacancies. Subject to the rights of holders of Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or any other cause may be filled by the affirmative vote of a majority of the Board. However, if the Board does not fill a vacancy, such vacancy may be filled by election at the next annual or special meeting of shareholders. The Board also has the right to set the size of the Board so long as the number of directors is not fewer than three.

Shareholder Rights Agreement. The Shareholder Rights Agreement could have certain anti-takeover effects because the Rights provided to holders of our Common Stock under the Shareholder Rights Agreement will cause substantial dilution to an Acquiring Person in the event that an Acquiring Person acquires more than 20.0% of the outstanding shares of Common Stock pursuant to a transaction that has not been approved by the Board before any person or group becomes an Acquiring Person. Thus, the Shareholder Rights Agreement may deter current and future purchasers from accumulating more than 20.0% of the outstanding shares of Common Stock, which could delay or discourage takeover attempts that our shareholders may consider favorable.

Shareholder Agreement and Cooperation Agreement. Under the Cooperation Agreement, Lifeway has agreed to comply with the terms of the Shareholders’ Agreement (without contesting or admitting its validity) except that, among other things, (i) Danone waives its right of first refusal after the existing 2% cap has been reached with respect to (1) sales by Edward Smolyansky (“ES”) and Ludmila Smolyansky (“LS”) of up to 100,000 shares of Common Stock per month, subject to ES and LS waiving any claims to the right of first refusal on sales of Common Stock by Danone held by Michael Smolyansky’s estate, and (2) sales by Julie Smolyansky (“JS”) of up to 100,000 shares of Common Stock per month, subject to JS waiving any claims to the right of first refusal on sales of Common Stock by Danone held by Michael Smolyansky’s estate; and (ii) Danone’s rights under the Shareholders’ Agreement, other than rights related to registration of shares and books and records, will terminate once Danone and its affiliates collectively own fewer than 761,438 shares of the Lifeway’s outstanding common stock (as adjusted for any reverse stock split or similar recapitalization). Until such time as Danones rights under the Shareholder Agreement terminate in accordance with the Cooperation Agreement, the Shareholder Agreement could have certain anti-takeover effects. Sections 4.01 and 4.05 of the Shareholder Agreement provide Danone a right of first refusal with respect to transfers of Common Stock by certain shareholders and, with limited exceptions, the Company’s issuance, sale or transfer of shares of Common Stock and other securities convertible into, or exercisable for, shares of Common Stock. Even if Danone does not exercise its right of first refusal, any prospective purchaser of Common Stock (whether pursuant to a share issuance or transfer by a shareholder party) cannot be “(x) engaged in the business of producing or selling any type of yogurt (set, blended or drinkable), or (y) engaged in the dairy business, the health food business or the business of producing or distributing food products containing pharmaceutical ingredients or any other business conducted by [Danone] and having consolidated revenues in excess of $75 million” (as adjusted to account for changes in the Consumer Price Index).

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